AB 4/8

UN 09040819

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APR - 6 2009

Washington, DC 110

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10075

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.A. Botzum & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 South Main Street, Suite 875
(No. and Street)

Orange (City) California (State) 92868 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles A. Botzum, III (714) 973-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – if individual, state last, first, middle name)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles A. Botzum, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.A. Botzum & Co., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn to (or affirmed) to before me on this 31st day of March, 2009, by Cindi Qualls, Notary Public proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

Signature

Pres Pro Ten
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C.A. Botzum & Co.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2008

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
C.A. Botzum & Co.:

We have audited the accompanying statement of financial condition of C.A. Botzum & Co. (the Company) as of December 31, 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.A. Botzum & Co. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 30, 2009

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

C.A. Botzum & Co.
Statement of Financial Condition
December 31, 2008

Assets

Cash	$ 3,016
Cash and securities segregated under federal and other regulations	6,100
Deposit with clearing organization	15,000
Commission receivable	511
Cash surrender value life insurance	82,961
Advances to stockholders	58,503
Secured demand notes, collateralized by marketable securities	205,000
Prepaid expenses	3,130
Total assets	$ 374,221

Liabilities and Stockholders' Equity

Liabilities	
Payable to customers & accrued expenses	$ 6,715
Liabilities subordinated to claims of general creditors	205,000
Total liabilities	211,715
Stockholders' equity	
Common stock, $1 par value, 500,000 shares authorized, 325,000 shares issued and outstanding	325,000
Less excess of par value over consideration	(172,774)
Additional paid-in capital	202,312
Accumulated deficit	(192,032)
Total stockholders' equity	162,506
Total liabilities and stockholders' equity	$ 374,221

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.
Statement of Income
For the Year Ended December 31, 2008

Revenues	
Commissions	$ 171,784
Other income	501
Total revenues	172,285
Expenses	
Employee compensation and benefits	32,000
Commissions and floor brokerage, exchange and clearance fees	8,897
Occupancy and equipment rental	52,092
Interest expenses	2,382
Other operating expenses	74,050
Total expenses	169,421
Net income (loss) before income tax provision	2,864
Income tax provision	800
Net income (loss)	$ 2,064

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2008

	Common Stock	Par Value In Excess of Consideration	Additional Paid-In Capital	(Accumulated Deficit)	Total
Balance at December 31, 2007	$ 325,000	$ (172,774)	$ 202,312	$ (194,096)	$ 160,442
Net income (loss)	–	–	–	2,064	2,064
Balance at December 31, 2008	$ 325,000	$ (172,774)	$ 202,312	$ (192,032)	$ 162,506

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2008

	Subordinated debt
Balance at December 31, 2007	$ 205,000
Addition (Reduction)	-
Balance at December 31, 2008	$ 205,000

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:		
Net income (loss)		$ 2,064
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Increase in the cash surrender value life insurance	$ (2,538)	
(Increase) decrease in:		
Cash and securities segregated	(4,100)	
Receivable from brokers and dealers	90,259	
Receivable from customer	441	
Commission receivable	(371)	
Advance to stockholders	(22,167)	
(Decrease) increase in:		
Payable to customers & accrued expenses	(75,367)	
Total adjustments		(13,843)
Net cash provided by (used in) operating activities		(11,779)
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase (decrease) in cash		(11,779)
Cash at beginning of year		14,795
Cash at end of year		$ 3,016

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ 2,082
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.
Notes to Financial Statements
December 31, 2008

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

C.A. Botzum & Co. (the "Company") was incorporated in California on April 20, 1961, and operates as a registered broker/dealer in securities under the provision of the Securities Exchange Act of 1934. The Company is engaged in the buying and selling of securities for public customer accounts and also performs limited proprietary trading. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC")and the Municipal Securities Rulemaking Board ("MSRB").

The Company holds securities for approximately seventy clients. The majority of the clients are in Southern California. No one client represents an undue concentration of risk to the Company.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company has fully depreciated furniture and equipment of $21,879. Furniture and equipment has been depreciated over the estimated useful lives of the related assets. Depreciation was computed using the straight-line method for both financial statement and income tax purposes.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: CASH AND SECURITIES SEGREGATED UNDER THE FEDERAL AND OTHER REGULATIONS

Cash of $6,100 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. (See Schedule II)

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has deposited $15,000 with Emmett A. Larkin Company, Inc. as security for its transactions with them.

Note 4: CASH SURRENDER VALUE OF LIFE INSURANCE

In October 2007, the Company purchased a whole life insurance policy on Charles A. Botzum, III, for its cash surrender value of $79,733. The policy is owned by the Company, who is listed as the beneficiary. Cash surrender value increases are included as a reduction of operating expenses on the statement of income. For the year ended December 31, 2008, the Company included $2,538 in other operating expenses for the increase in the cash surrender value of the life insurance policy.

The face value of the underlying life insurance policy, was $200,000 and the cash surrender value of the policy was $82,961 at December 31, 2008.

Note 5: COMMITMENTS AND CONTINGENCIES

Commitments

Effective December 2005, the Company entered into a five (5) year lease for office space. Future minimum lease expenses are as follows:

Year Ending December 31,	
2009	$ 32,910
2010	31,300
2011 & thereafter	–
	$ 64,210

Rent expense for the year ended December 31, 2008, was $52,092.

Note 5: COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. Effective October 3, 2008, the FDIC insurance limit was increased from $100,000 to $250,000. This new limit is applicable through December 31, 2009.

At times during the year ended December 31, 2008, cash balances held in financial institutions may have been in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

The Company made certain payments to an individual that it classified as an officer and, accordingly, did not withhold payroll taxes from the amounts paid. The Internal Revenue Service ("IRS") may challenge this classification and require the company to remit the requisite employer payroll taxes and possibly employee taxes as well. In addition, the California Employment Development Department would follow any such ruling by the IRS, subjecting the Company to California payroll taxes as well.

Note 6: ADVANCE TO STOCKHOLDERS

The advance to stockholders is non-interest bearing, uncollateralized and due on demand.

Note 7: SECURED DEMAND NOTES AND LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at December 31, 2008, are listed below.

Liabilities subordinated to secured demand note collateral agreements:

Interest at 1% due November 30, 2009	$ 125,000
Interest at 1% due December 31, 2010	60,000
Interest at 1% due December 4, 2012	20,000
Total secured demand note	$ 205,000

Note 7: SECURED DEMAND NOTES AND LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS (Continued)

The subordinated borrowings are covered by agreements approved by the Financial Industry Regulatory Authority and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The secured demand notes of $205,000 are collateralized by marketable securities and municipal bonds valued, net of haircuts, at $214,678 on December 31, 2008. The collateral securing the demand note is as follows:

Description	Fair Market Value	Value Net of Haircuts
Municipal obligations	$ 229,900	$ 214,678

Note 8: INCOME TAXES

The income tax provision for the year ended December 31, 2008, consists of the California Franchise Tax Board minimum tax of $800.

The Company has available at December 31, 2008, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $5,680 that expires as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended December 31,
$ 4,747	2019
20,711	2020
7,086	2023
5,324	2025
$ 37,868	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 9: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/08
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2008, the Company's net capital of $305,873, which was $55,873 in excess of its required net capital of $250,000; and the Company's ratio of aggregate indebtedness $615 to net capital was 0.00:1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

C.A. Botzum & Co.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2008

Computation of net capital		
Stockholders' equity		
Common stock	$ 325,000	
Less excess of par value over consideration	(172,774)	
Additional paid-in capital	202,312	
Accumulated deficit	(192,032)	
Total stockholders' equity		$ 162,506
Add: Liabilities subordinated to claims of general creditors		
Secured demand notes	205,000	
Total additions		205,000
Total capital and allowable subordinated loans		367,506
Less: Non-allowable assets		
Advance to stockholders	(58,503)	
Prepaid expenses	(3,130)	
Total non-allowable assets		(61,633)
Net capital		305,873
Computation of net capital requirements		
Minimum net capital requirements		
6 ⅔ percent of net aggregate indebtedness	$ 41	
Minimum dollar net capital required	$ 250,000	
Net capital required (greater of above)		250,000
Excess net capital		$ 55,873
Percentage of aggregate indebtedness to net capital	0.00:1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2008.

See independent auditor's report.

C.A. Botzum & Co.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2008

Credit Balances		
Free credit balances and other credit balances in customers' security accounts	$ 5,715	
Total credits		$ 5,715
Debit Balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3		
Failed to deliver of customers' securities not older than 30 calendar days	–	
Total debits		–
Reserve Computation		
Excess of total credits over total debits		$ 5,715
Amount held on deposit in reserve account at December 31, 2008		$ 6,100
Deposit (withdrawal) after year end		$ –
Amount in reserve account		$ 6,100

There was no material difference between reserve requirements here and reserve requirements as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2008.

See independent auditor's report.

C.A. Botzum & Co.
Schedule III - Reconciliation of Net Capital and Reserve Requirements Under Rule 15c3-3
As of December 31, 2008

Net Capital as calculated per audit report	$ 305,873
Net Capital as calculated per broker-dealer's most recent filing of Form X-17a-5, Part II, December 31, 2008	305,873
Net difference in computation of net capital	$ –
Reserve requirement as calculated per audit report	$ 5,715
Reserve requirement as calculated per broker-dealer's most recent filing of Form X-17a-5, Part II, December 31, 2008	5,715
Net difference in computation of reserve requirements	$ –

See independent auditor's report.

C.A. Botzum & Co.
Schedule IV - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2008

The Company is a self-clearing firm and is subject to the possession or control requirements under rule 15c3-3 (k) (2) (ii) of the Securities and Exchange Commission. The Company is in compliance with these requirements and there were no instances noted during our audit of securities that were required to be in possession or control that had not been reduced to possession or control in the proper time frame.

See independent auditor's report.

C.A. Botzum & Co.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2008

Board of Directors
C.A. Botzum & Co.:

In planning and performing our audit of the financial statements and of C.A. Botzum & Co. ("the Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragrap h. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 30, 2009